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                                                                       EXHIBIT 4


                          DESCRIPTION OF CAPITAL STOCK

     Upon the closing of the Offering, the authorized capital stock of the Company will consist of 60,000,000 shares of Common Stock, $0.01 par value and 500,000 shares of Preferred Stock, $0.01 par value. The Convertible Preferred Stock will be converted into 586,847 shares of Common Stock prior to completion of the Offering. Accordingly, the terms of the Convertible Preferred Stock are not discussed herein.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote for each share on all matters on which shareholders generally are entitled to vote, including elections of directors, and, except as otherwise required by law or by the terms of any series of Preferred Stock of the Company, the holders of Common Stock exclusively possess all voting power. The Certificate of Incorporation of the Company (the "Certificate") does not provide for cumulative voting for the election of directors; therefore, the holders of a majority of the voting power of the total number of outstanding shares of Common Stock are able to elect the entire Board of Directors of the Company.

     Subject to any preferential rights of any outstanding series of Preferred Stock of the Company designated from time to time by the Board of Directors, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors from funds legally available therefor and, upon liquidation, dissolution or winding up, will be entitled to receive pro rata all assets of the Company available for distribution to such holders. No holder of Common Stock has any preemptive right to subscribe to any kind or class of securities of the Company.

PREFERRED STOCK

     The Board of Directors is empowered without shareholder approval to issue up to 500,000 shares of Preferred Stock of the Company, from time to time, in series and with respect to each series to determine (i) the number of shares constituting such series, (ii) the dividend rate on the shares of each series, whether such dividends shall be cumulative and the relation of such dividends payable on any other class or series of stock, (iii) whether the shares of each series shall be redeemable and the terms thereof, (iv) whether the shares shall be convertible into Common Stock and the terms thereof, (v) the amount per share payable on each series, or other rights of holders of such shares on liquidation or dissolution of the Company, (vi) the voting rights, if any, of shares of each series and (vii) generally, any other rights and privileges consistent with the Certificate for each series and any qualifications, limitations or restrictions. No shares of Preferred Stock are presently outstanding, and the Company has no present intention to issue Preferred Stock.

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Certificate and the Company's Bylaws may have the effect of preventing, discouraging or delaying a change in the control of the Company and may maintain the incumbency of the Board of Directors and management. The Company's Bylaws limit the ability of shareholders of the Company to raise matters at a meeting of shareholders without giving advance notice. In addition, the Certificate and the Bylaws prohibit shareholders from removing the Company's directors without cause. The Certificate of Incorporation and Bylaws provide for a classified Board of Directors, which means that only one-third of the members of the Board of Directors will be up for election in any given year. The ability of the Board of Directors to issue Preferred Stock as described above may also make it more difficult for, and may discourage, other persons or companies from making a tender offer for, or attempting to acquire substantial amounts of, the Company's Common Stock.

     The Company is subject to the provisions of the Oklahoma Takeover Disclosure Act of 1985 (the "Disclosure Act") regulating corporate takeovers. The Disclosure Act requires certain notices to be given prior to making a takeover offer. Such notices include filing a registration statement with the Securities Administrator of Oklahoma and delivering a copy of such notice to the Company. The Disclosure Act applies to offers to takeover an issuer of publicly traded securities of which at least 20% are held by Oklahoma residents. A "takeover" offer includes offers in which the offerer discloses its intention that, as a result of the

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offer: (i) the offeror will own 10% or more of any class of equity securities, or (ii) ownership of any class of equity securities will be increased by 5% or more.

     The Company is subject to the provisions of Section 1090.3 of the Oklahoma Corporate Act. That section provides, with certain exceptions, that an Oklahoma corporation may not engage in any of a broad range of business combinations with a person or an affiliate or associate of such person who is an "Interested Shareholder" for a period of three years from the date that such person became an Interested Shareholder unless: (a) the transaction, or business combination, resulting in a person's becoming an Interested Shareholder is approved by the board of directors of the corporation before the person becomes an Interested Shareholder, (b) upon consummation of the transaction which resulted in the person becoming an Interested Shareholder, the Interested Shareholder owned 85% or more of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation and shares held by certain employee stock ownership plans) or (c) on or after the date the person became an Interested Shareholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the Interested Shareholder. An "Interested Shareholder" is defined as any person that is (a) the owner of 15% or more of the outstanding voting stock of the corporation or (b) an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Shareholder.

     The Oklahoma Shares Control Act ("OSCA") (Section 1145 et seq. of the Oklahoma Corporate Act) prohibits the voting of "control shares" without the approval of a majority of shares held by non-interested shareholders. Under the OSCA, "control shares" are shares acquired by a person which causes his percentage ownership to exceed certain statutorily prescribed ranges of ownership beginning at 20%. The OSCA was ruled unconstitutional shortly after its adoption in 1987; however, it is believed that certain amendments to the OSCA in 1990 and 1991 may have cured its constitutional infirmities.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is Bank Boston, N.A.

LISTING

     The Company has applied for listing of the Common Stock on the Nasdaq National Market.

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